
10013525


Gold Resource Corporation

NYSE Amex: GORO

2010 Annual Report

GOLD RESOURCE CORPORATION *is a mining company focused on production and pursuing development of gold and silver projects that feature low operating cost and high return on capital invested. The Company has 100% interest in five potential high-grade gold and silver properties in Mexico's southern state of Oaxaca.*

The Company announced Commercial Production July 1, 2010 from its Oaxaca Mining Unit's El Aguila Project.


GOLD RESOURCE CORPORATION
A low-cost gold producer focused on cash flow and dividends
NYSE Amex: GORO
WWW.GOLDRESOURCECORP.COM



100% Interest in Five Potential High-Grade Properties

MEXICO

Oaxaca

Solaga

El Aguila

Las Margaritas

Alta Gracia

El Rey

TABLE OF CONTENTS

"WE NOW ENTER THE NEXT PHASE IN AN EFFORT TO NEARLY TRIPLE ANNUAL PRODUCTION TO A TARGETED 200,000 GOLD EQUIVALENT (AUEQ) PRECIOUS METAL OUNCES OR MORE BY 2013, AT "ZERO" CASH COST ..."

PRESIDENT'S LETTER



Dear Fellow Shareholders, *9-15-2010*

Gold Resource Corporation's vision became a reality as Commercial Production was declared at the El Aguila Project in Oaxaca, Mexico July 1, 2010. After much focused effort and hard work of many people, the Company entered the ranks of gold producers, an accomplishment achieved by few.

Gold Resource Corporation has targeted returning approximately one-third of cash flow generated from operations back to the shareholders. I am proud to report that the Company has declared two special dividends in as many months of Commercial Production. Returning a meaningful dividend back to the owners of the Company, its shareholders, remains an integral part of the core operating philosophy of Gold Resource Corporation.

Fundamental in our approach to the business of mining is that a project must be able to repay its capital investment in one year or less. Equally important, is the ability to put these projects into production on an accelerated basis. We have demonstrated our ability to accelerate project development. By building the El Aguila Project as Federal and State permits were received, we brought this project online at the earliest possible point in time. We will continue to employ this operating strategy on additional projects within our Oaxaca Mining Unit with the objective of ultimately having multiple mines feeding the El Aguila mill. We believe this strategy will keep capital costs on developing additional projects within the Unit to a minimum, while maximizing head grade through the El Aguila mill.

Many challenging aspects of the mining business, including deposit discovery, permitting, engineering, funding, construction, establishing a team of professionals and executing Commercial Production are now behind us. We have met these real and complex challenges but our work continues. We now enter the next phase in an effort to nearly triple annual production to a targeted 200,000 gold equivalent (AuEq) precious metal ounces or more by 2013, at "zero" cash cost using industry standard base metal byproduct credits.

The value of a mining company starts with its resources in the ground. At the El Aguila Project, the resources drilled to date are impressive; the geologic model developing is exceptional. World class grades in the context of a world class geologic setting amplify our belief that this system is only just beginning to show its potential.



Our current production comes from the El Aguila open pit deposit, viewed as a short-term cash flow generator. This open pit is more than ninety percent mined at this point, with ore stockpiled awaiting processing over the next ten months. El Aguila open pit production targets are 60,000 - 70,000 ounces of gold at an estimated cash cost of approximately $200 per ounce using our mill's flotation circuit. However, we believe the primary value and longevity of the Aguila Project is the La Arista's high-grade polymetallic underground mine, which is currently under development. Our goal is to begin stockpiling La Arista ore by the fourth quarter of 2010, to make a seamless production transition from processing El Aguila open pit ore to Arista underground ore by mid-2011.

We remain focused on increasing cash flow from operations and adding ounces from our known deposits, primarily focusing on La Arista. Today, the Arista deposit is open in both strike and depth and the potential exists to double this deposit by drilling the vein extensions. This new drilling, coupled with an anticipated more formal reserve report, should bring additional value to shareholders. In addition to El Aguila, our Oaxaca Mining Unit is comprised of four more properties: El Rey, Las Margaritas, Alta Gracia and Solaga, which themselves contain exciting exploration targets.

As we enter this new phase as a gold producer and dividend payer with world class exploration potential, we thank those who have shared in our vision along the way and those who continue to support Gold Resource Corporation. It is with your help and with the hard work from the many people at Gold Resource Corporation and its Mexican subsidiaries that we continue to bring our vision to life.

Sincerely,

Jason Reid
President
Gold Resource Corporation

Please see Company's 10-K filing for "Risk Factors" and "Forward-Looking Statements".



EL AGUILA PROJECT

2009-2010 COMPANY MILESTONES

May 21, 2009	Expanded La Arista Mineralization
August 13, 2009	Received Federal El Aguila open pit permit
August 24, 2009	Expanded land position along trend
November 2, 2009	Commissioned crushing plant
December 1, 2009	Nearly doubled Arista's estimated mine life
December 14, 2009	Approved for Arista underground mine
December 9, 2009	Commissioned Aguila mill equipment
January 25, 2010	Aguila mill processed ore
February 3, 2010	Produced first concentrates
April 14, 2010	Shipped first concentrates for sale
June 2, 2010	New gold / silver mineralization discovered
July 1, 2010	Commercial production declared
July 29, 2010	Initial special cash dividend declared
August 30, 2010	NYSE Amex listing
August 31, 2010	Second special dividend declared

COMPANY OBJECTIVES

Increase production
- Targeting 200k oz AuEq by 2013 @ "zero"cash cost

Increase ounces
- Expand known deposits, add new discoveries

Increase cash flow

Dividend distributions when possible

Seamless transition from processing open pit to underground ores

OPERATING MINE

El Aguila open pit mine
- Gold deposit with silver credits
- Target 60,000 - 70,000 oz Gold produced (7/1/2010-7/1/2011)
- Estimated $200 cash cost / oz target

MINE DEVELOPMENT

La Arista underground mine
- Estimated 2,900,000 tonnes @ 15grams (0.5 oz) /tonne precious metal gold equivalent
- "Zero" cash cost/oz estimate using by-product credits (copper, lead, zinc)
- Deposit "open" on strike and depth
- Longevity of operations

"Gold Resource Corporation commenced Commercial Production July 1, 2010 from its El Aguila Project's operations in the southern state of Oaxaca, Mexico. The Company continues to be pleased with the Project's performance and by using cash flow generated from operations the Board of Directors declared another special cash dividend increasing the year to date dividend payment to $0.06 per share." **August 31, 2010 Company Press Release**

Please see Company's 10-K filing for "Risk Factors" and "Forward-Looking Statements".


EL AGUILA MILL



El Aguila Mill's flexible design contains both a flotation and agitated leach circuit. The Company's long term objective is to develop multiple mines from its Oaxaca Mining Unit feeding ore to the mill. This strategy targets reduced capital expenditures on developing additional mines within the Oaxaca Mining Unit and aims to maximize head grade through the mill.

Construction of the Aguila Mill and Project infrastructure was completed for approximately $35 million, a low capital expenditure for a mill of its capacity in the industry.

The operating flotation circuit is built to process 440,000 tonnes per year of the Company's largest deposit discovered to date, La Arista polymetallic (gold and silver with copper, lead and zinc byproduct credits) deposit. The Company's current ½ ounce per tonne gold equivalent precious metals (AuEq) average estimate and 94% recovery target 200,000 AuEq ounces per year production by 2013.





EL AGUILA MILL

Flexible Design

Flotation circuit
440,000 tonnes/ year capacity

Agitated leach circuit
100,000 tonnes/ year capacity

Capital Expenditure (including infrastructure)
$35 million

Ability to expand mill capacity with modifications



Please see Company's 10-K filing for "Risk Factors" and "Forward-Looking Statements".

PRODUCTION TARGETS



Calendar Year-end Production Target Estimates
Au Equivalent Ozs
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
35,000
55,000
35,000
155,000
200,000/yr
@5 yrs
12/31/2010E
12/31/2011E
12/31/2012E
12/31/2013E
Open Pit
La Arista



APRIL 14, 2009: FIRST CONCENTRATE SHIPPED



PRODUCTION TARGETS

Gold Resource Corporation announced Commercial Production at its El Aguila Project July 1, 2010, processing gold and silver ore from the Aguila open pit.

The Company targets production of 60,000 to 70,000 ounces of gold, at an estimated cash cost of $200 per ounce, from the El Aguila open pit by July 1, 2011.

Longevity of operations is targeted from the La Arista polymetallic high-grade gold and silver deposit with base metal byproduct credits of copper, lead and zinc. La Arista mine development is underway with the goal to start stockpiling Arista ore by Q4 2010. Any ore stockpiled would assist in a seamless transition from processing Aguila open pit ore to Arista underground ore by July 1, 2011.

The Company's aggressive production profile targets a ramp up to year three and beyond of 200,000 precious metal gold equivalent ounces from its Arista deposit.

Please see Company's 10-K filing for "Risk Factors" and "Forward-Looking Statements".





EPITHERMAL SYSTEMS ARE SOME OF THE HIGHEST GRADE AND MOST SOUGHT AFTER DEPOSITS IN THE WORLD

EXPLORATION

5 POTENTIAL HIGH-GRADE PROPERTIES

CONSOLIDATED 3 HISTORIC MINING DISTRICTS

EPITHERMAL OPEN PIT AND VEIN DEPOSITS



Gold Resource Corporation 9-1-2010
GRC Land Concessions
Historic Mines
8 km mineralized trend
Structural Corridor + 16 km
Deposits Discovered
Pan American Highway
Rivers
30,378 Hectares
SAN JOSE STRUCTURAL CORRIDOR
Alta Gracia Property
Las Margaritas Property
El Aguila Project
El Aguila
La Arista
El Aire
Las Margaritas Mining District
San Jose De Gracia Mining District
- 3 adjoining mining districts
- 16+ kilometer structural corridor
- tremendous exploration potential
- 100% interest

EXPLORATION

The Company's Oaxaca Mining Unit consists of five potential high-grade properties in the southern state of Oaxaca, Mexico. Three of five properties consolidate a sixteen kilometer mineralized trend. The Company intends to expand upon known deposits and discover new ones with the long term goal of having multiple mines feeding ore to the strategically located El Aguila mill.

La Arista Mineralized Material(1): Company estimate of 2,962,000 tonnes @

Au 6.5 grams / tonne
Ag 506 grams / tonne
Cu 0.60%
Pb 2.24%
Zn 6.75%

- Potential near term expansion of Arista vein system
- Current mineralization drilled over 500 meters strike & 500 meters depth
- Epithermal models in Mexico can be 1000+ meters deep
- Vein system open in strike and depth

La Arista Veins Mineralized Material Polygonal Envelopes

200 m

100 m

Baja vein 12/09
Long section

Baja vein 12/09
Long section

(1)Internal Estimate, Not SEC Proven and Probable Reserves



Caldera 3
La Arista Deposit
Caldera 2
El Aguila Deposit
El Aire Deposit
Exploration potential of a portion of El Aguila Project
Geologic setting
North 70 West regional structural trend
Nested calderas
Resurgent domes
Piston like plug
Expansion potential of 3 existing deposits
El Aguila, La Arista, El Aire
Exploration targets include
Cerro Colorado, la Escondita, Salina Blanca, Paredonas, El Chacal, Fossil Hill, The Switchback, La Curva, ...
Exploration targets over ~4 km of 16km mineralized trend

99% OF LAND CONSESSIONS REMAIN TO BE DRILLED

Please see Company's 10-K filing for "Risk Factors" and "Forward-Looking Statements".


ENVIRONMENT

Double Lined Tailings Facilility



Green Construction



Earth Day Advocacy Programs


MUCHAS ESPECIES. UN PLANETA. UN FUTURO

ENVIRONMENT

Gold Resource Corporation is committed to protecting and enhancing the environment at its operations. At the El Aguila Project, the mill design, the ancillary facilities and the fact that the majority of the mineralization discovered to date will be mined from underground, all result in a relatively small footprint limiting the Project's environmental impact.

The Aguila mill's tailings impoundment facility exceeds Mexico's tailing impoundment standards. In addition to being double lined, the second liner is a special clay membrane that responds as leak prevention if the first liner is ever compromised.

The Company has an ongoing plant nursery and native seedlings program to provide for re-vegetation responsibilities and to begin reclamation as soon as an area is no longer required for operations.

Gold Resource Corporation's mine village, Hacienda Minera Tres Palmas, was constructed using recycled materials including recycled plastic bottles made into plastic block walls covered with a stucco finish. This "green" construction technique saved over 2 million plastic bottles from the landfill.


SAN JOSE DE GRACIA
BIENVENIDOS
CORPORATE CITIZENSHIP

COMMUNITY ACTION

Gold Resource Corporation is committed to provide a positive impact in the local communities in which it operates. Community benefits include employment opportunities, healthcare, city infrastructure, career training, educational scholarships, sustainable development and multiple partnership programs.

The Company's focus on hiring locally first, coupled with job training and career building, will add significant employment to the surrounding area both directly and indirectly through related services. Higher learning scholarships for students will assist the community while sharing the vision that education will bring value far beyond company operations. The construction of a health and dental clinic also provides benefits for the local community members. Gold Resource Corporation is pleased to continue the successful dental program it initiated over five years ago.

As Gold Resource Corporation's projects evolve, so too will its participation as a community member. Our past, current and anticipated future support will assist the local communities. We understand our long-term success is only possible if we create a strong and positive partnership at the local level.

Children's Dental Clinic



Commitment to Hire Locally



Student Scholarships



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This discussion and analysis of the financial condition and results of operations of Gold Resource Corporation should be read in conjunction with our audited consolidated financial statements and the accompanying notes for the years ended December 31, 2009, 2008 and 2007. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Our actual results may differ materially from these forward-looking statements and we caution you not to put undue reliance on such statements. Additional information about us, including certain risk factors containing risks which may impact our future performance, are available in our annual report on Form 10-K filed with the SEC and available on EDGAR at www.sec.gov.

Introduction

The following table containing selected financial information is presented from our audited consolidated financial statements for each year. The subsequent narrative discussion analyzes our operating results for the three fiscal years ended December 31, 2009 and our financial condition at December 31, 2009, with a particular emphasis on the year ended December 31, 2009.

Selected Financial Data

	Year Ended December 31				
	2009	2008	2007	2006	2005
Operating Data					
Net loss from operations	$ (34,183,804)	$ (26,348,812)	$ (8,318,855)	$ (2,743,851)	$ (1,224,085)
Other income	54,497	333,609	242,513	57,089	6,174
Net loss	(34,129,307)	(26,015,203)	(8,076,342)	(2,686,762)	(1,217,711)
Basic & diluted loss per share	(0.78)	(0.76)	(0.28)	(0.13)	(0.08)
Weighted average shares	43,764,703	34,393,854	28,645,038	20,218,659	16,164,715
Balance Sheet Data					
Cash and cash equivalents	$ 6,752,325	$ 3,534,578	$ 22,007,216	$ 7,660,258	$ 176,182
Total current assets	20,701,405	3,737,468	22,051,156	7,866,370	191,159
Property and equipment, net	1,726,278	812,219	352,429	96,279	54,352
Land and mineral rights	226,610	226,610	152,522	--	--
Total assets	22,664,758	4,781,018	22,557,576	7,964,118	246,980
Current liabilities	724,439	1,753,285	768,452	451,163	33,607
Long-term obligations	1,991,987	--	--	--	--
Shareholders' equity	19,948,332	3,027,733	21,789,124	7,512,955	213,373

[Note to reader: the following discussion has been reproduced from our annual report on Form 10-K filed with the SEC on March 15, 2010. As a result, certain information contained herein regarding our business operations has now become historical and may not reflect recent activity.]

Overview

We expect to commence commercial production at our Mexico facility during 2010. Prior to 2010, none of our properties were in production, and consequently, we have never produced revenue or cash flow from the sale of minerals and have relied on equity financing to fund our operations to date.

Since August 2006, we raised capital through various sales of common stock, yielding gross proceeds of approximately $85,000,000. Our most recent financings were part of a strategic alliance with Hochschild Mining Holdings Limited (Hochschild), a mid tier gold and silver producer headquartered in Lima, Peru and listed on the London Stock Exchange. Pursuant to a series of agreements, Hochschild purchased 1,670,000 shares of our common stock for gross proceeds of $5,010,000 in December 2008; 4,330,000 shares of our common stock for $12,990,000 in February 2009; 5,000,000 shares of our common stock for gross proceeds of $20,000,000 in June 2009; 1,954,795 shares of common stock for gross proceeds of $16,000,000 in December 2009; and 600,000 shares of common stock for gross proceeds of $5,172,000 in March 2010. Hochschild has invested a total of $59,172,000 in private placements with our company for a 27.8% ownership share and has purchased an additional 1% share in the open market for a total ownership of 28.7%. We have used the funds primarily to fund exploration and construction at the *El Aguila* Project. In 2007, we commenced activities that we hope will allow us to successfully mine the deposits at *El Aguila*, including the construction of a processing mill and other infrastructure.

During 2009, we continued efforts to construct our mine and mill and complete other activities necessary to place our *El Aguila* Project into production. We began commissioning those facilities in late 2009 and anticipate generating revenue from the sale of precious metals in 2010.

We continue to refine our initial and ongoing capital requirements. As an exploration stage company, there is significant uncertainty in our estimates regarding both future costs and future revenue. We may require additional capital resources to complete our plans.

Exploration Stage Company. We are considered an exploration stage company since we have not demonstrated the existence of proven or probable reserves in accordance with certain regulatory requirements that would be costly for us to meet. At this time, we do not believe that meeting those requirements is the best use of our limited capital resources. In accordance with accounting principles generally accepted in the United States, all expenditures for exploration and evaluation of our properties have been expensed as incurred. Furthermore, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine and mill construction have been or will be expensed as incurred. Certain expenditures, such as for rolling stock or other general purpose equipment, may be capitalized, subject to our evaluation of the possible impairment of the asset. Since substantially all of our expenditures to date, including construction of the mill, have been expensed and we expect to expense additional expenditures during 2010, most of our investment in mining properties and equipment does not appear as an asset on our balance sheet. Our accounting treatment, regarding the classification of construction expenditures as an operating expense rather than as a capital asset has caused us to report large losses during the last two years. Although the majority of expenditures for the *El Aguila* Project were completed during 2009, we expect underground mine construction to continue in future years. In comparison to other mining companies that capitalize development expenditures because they have exited the exploration stage, we will report larger losses or lesser profits during periods of construction. In our financial reports we provide additional information that presents operating expenses differentiated from construction expenses to provide for a better understanding of our operations.

Exploration of our properties accelerated in late 2006 and continued throughout 2009. From inception to December 31, 2009, we expensed approximately $24,485,000 on the exploration and evaluation of our various properties, substantially all of which has been spent on the currently active properties known as *El Aguila*. In addition, we have expensed, from inception to December 31, 2009, approximately $35,496,000 in design, engineering, and construction costs, all of which apply to the *El Aguila* Project.

A more detailed breakdown of the *El Aguila* Project construction costs is as follows:

Original Design Construction Costs	
Permits	$ 264,000
Mill	
Equipment and Transportation	10,489,000
Installation and Buildings	10,690,000
Engineering Design and Construction Management	5,568,000
Infrastructure	
Roads	850,000
Waterline and system	1,234,000
Tailings Impoundment Phase I	2,717,000
Subtotal	31,812,000
Other Construction Costs	
Community Relations	539,000
Employee Housing	1,880,000
Tailings Impoundment Phase II	1,265,000
Subtotal	3,684,000
Total Construction Costs	$35,496,000

Plan of Operation

In April 2007, we decided to move forward with construction at the *El Aguila* property in an effort to commence commercial production. Our decision was made based upon drilling data that we believe provides evidence of mineralized material in amounts sufficient to proceed with construction activities. However, we have not commenced a feasibility study that would allow us to classify any of our mineralized material as proven or probable reserves, as those terms are defined by the SEC in *Industry Guide 7*, "Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations." The SEC definition of "reserve" is "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination."

Our ability to demonstrate the existence of proven or probable reserves would require us to continue exploration drilling that demonstrated the existence of sufficient mineralized material and to complete a positive feasibility study. A feasibility study must demonstrate with reasonable certainty that the deposit can be legally and economically extracted and produced. At this time, we have neither undertaken these additional activities nor implemented plans to undertake these activities in the future. Accordingly, the mineralized material identified by us should not be considered proven or probable mineral reserves. Additionally, the assumptions used by us in our decision to undertake construction of the mill and mine may prove to be inaccurate. Thus, we may never be able to recover sufficient mineralized material to become profitable.

Anticipated Production. In 2008 we engaged Lyntek, Inc. of Denver, Colorado, to design and build the mill at the *El Aguila* Project. The mill is designed to process 850 to 1,100 tonnes of ore per day, depending on ore type, through a flotation section, and 150 to 250 tonnes of ore per day, depending upon ore type, through an agitated leach section. Mining by open pit methods is accomplished under contract with a third party contractor. In December 2009, we began commissioning the *El Aguila* mill. We produced our first concentrate in February 2010. As of March 10, 2010 we are in the process of ramping up and optimizing mill production.

Our immediate goal is to reach "commercial production" in the first quarter of 2010. Commercial production for our purposes is achieved when the mill throughput and recoveries are 80% of design. Prior to achieving commercial production, any sales of concentrates are applied against costs and are not considered revenue.

If commercial production is achieved from the open pit gold ore, any silver contained in the mineralization will be produced as a by-product, revenue from which will help offset the costs of producing the gold. In the following year, if activities go as planned, we intend to undertake production of gold from an underground mine at the nearby *La Arista* vein. As of March 15, 2010 construction of the decline ramp related to our proposed underground mine is underway. A portion of the proceeds from our equity financing in December 2009 is dedicated for this purpose, and those funds are part of our restricted cash. Since we believe the *La Arista* Vein area also contains base metals such as copper, lead, and zinc, we intend to produce those metals as by-products, any revenue from which would help offset the costs of producing gold and silver. We expect that the ore from both the near-surface deposit and the anticipated underground mine will be processed at the *El Aguila* mill.

In October 2007, we acquired an additional parcel of land which comprises approximately five hectares and is located adjacent to the community of *San Jose de Gracia*. We completed construction of an employee housing facility for the *El Aguila* Project, as well as a health clinic which will be available to employees and local residents. The facility encompasses 10 buildings, including a cafeteria, and can house approximately 50 people.

Construction at the La Arista Vein. We have begun development of the underground *La Arista* vein. A third party contractor has been hired and is presently driving a decline haulage ramp, a second ventilation and emergency ramp and additional developments. We plan to construct a surface facility to service this underground mine.

A portion of the proceeds of the most recent private placement, in the amount of $8,000,000, have been reserved for construction of this underground mine and facilities. However, since we are still in the process of planning the design and construction of those facilities, we have not yet determined whether that amount will be sufficient to complete the necessary work to begin mining of the underground mineralization. If we are successful in completing the underground facilities and commencing mining at this portion of our property, we expect that the ore will be processed at our nearby mill.

Mexico Income Taxes. On October 1, 2007, Mexico enacted changes to its tax system that generally took effect beginning January 1, 2008. Those changes include the creation of a "flat tax" (so-called because the computation of income subject to the tax excludes a number of the deductions generally included in a more traditional determination of taxable income). The Mexican tax system continues to include a "regular" income tax. In general, enterprises operating in Mexico will be required to pay the greater of the tax computed under the regular tax and the flat tax. The tax is new and some of its provisions are ambiguous. While we do not expect the flat tax to have an effect on us for either the 2008 or 2009 tax years, we estimate that we could incur flat tax liability beginning in tax year 2010. The flat tax computation excludes certain deductions for operating loss carry-forwards and amortization, depletion, and depreciation expense. Therefore, the new tax law may limit the future tax benefit that would have otherwise been available from our investment in mineral properties.

Liquidity and Capital Resources

As of December 31, 2009, we had working capital of $19,976,966, consisting of current assets of $20,701,405 and current liabilities of $724,439. This represents an increase of $17,992,783 from the working capital balance of $1,984,183 as of December 31, 2008 and reflects the proceeds of recently completed equity sales. Our current assets consist primarily of cash which is deposited in short term, interest bearing accounts. Consistent with our plans, we continued to consume working capital to fund our exploration and construction activities and other operating expenses, and we replenished our working capital through the sale of common stock.

We have never received revenue from gold or other mineral sales. We currently expect to commence sales of gold and silver upon reaching commercial production of our *El Aguila* processing facility during 2010, but we cannot guarantee that we will meet our expected timetable. Any revenue generated from the sale of gold or silver will be used to pay for operating costs first and then to supplement our existing cash for construction of the underground mine, additional exploration and other working capital needs.

We have historically primarily relied on equity financings to fund our operations. From inception through December 31, 2009, we received $95,740,373 in cash, services, stock options, and other consideration through issuance of our common stock. As of December 31, 2009, we did not have any outstanding debt. We believe that we will continue to fund our future working capital requirements through the sale of equity, and eventually through cash flow from operations, and we have not made arrangements to borrow funds for working capital requirements. However, we may consider debt financing if market conditions allow.

In December 2008, we entered into a strategic alliance agreement with Hochschild. Pursuant to the strategic alliance agreement, Hochschild was granted an option to purchase shares of our restricted common stock and a first right of refusal to participate in any equity financing transactions we undertake until such time as we produce at least 4,000 ounces of gold in a 45-day period. Following that production benchmark, Hochschild may participate in equity financing transactions to the extent of their ownership interest. Hochschild exercised its option in February 2009, and we sold 4,330,000 shares of restricted common stock to Hochschild at a price of $3.00 per share for total proceeds of $12,990,000. Hochschild also exercised its first right of refusal to provide us with additional equity financing, and on June 30, 2009, we entered into a subscription agreement with Hochschild to sell 5,000,000 additional shares of restricted common stock at a price of $4.00 per share, or a total of $20,000,000. That transaction was completed in two tranches, the last of which closed in July 2009. We agreed to reserve $4,000,000 of the proceeds for exploration activities, and the $4,000,000 was deposited into a restricted cash account. Also pursuant to the right of first refusal, on December 17, 2009, we sold 1,954,795 shares of restricted common stock at $8.185 per share to Hochschild for gross proceeds of $16,000,000. We agreed to reserve $8,000,000 of the proceeds for underground mining expenses at the *La Arista* vein. Subsequent to the year ended December 31, 2009, we conducted a new financing transaction with Hochschild whereby we sold 600,000 shares of restricted common stock at $8.62 per share for gross proceeds of $5,172,000.

During the year ended December 31, 2009, we spent $7,811,371 on the exploration and evaluation of our properties, predominantly at our *El Aguila* Project. This compares to $8,171,396 spent during the year ended December 31, 2008. While we continued our exploration program to further delineate the area of mineralized material, our emphasis has shifted to construction of the mine and mill. Our most significant expenditures for 2009 were for the construction of the mill and associated infrastructure. During the year ended December 31, 2009, we spent $20,994,436 on engineering and construction activities. This compares to $14,501,461 spent during the year ended December 31, 2008, and reflects the acceleration of construction.

Our most significant expenditures for 2010 are expected to be costs associated with the second phase of our tailings facility, achieving ramp up and optimization to commercial production, the continued development of the underground mine and exploration. Furthermore, we continue to incur operating expenses approximating $200,000 per month for salaries and other overhead. We expect to continue depleting our working capital until such time, if ever, we successfully reach commercial production and generate cash flow from the production and sale of gold and other metals.

Although we expect to commence gold production during 2010, it is uncertain if we will be successful. Furthermore, the amount of revenue generated during the start-up phase of a mining operation is difficult to predict and tends to be highly variable. Our costs to enter the production phase may be greater than we anticipate. We may require additional funding to complete our existing plans and we would be dependent upon additional financing to expand our exploration efforts. We may seek additional funding during the next twelve months.

Net cash used in operating activities was $44,875,201 during the year ended December 31, 2009, compared to $23,005,822 during 2008, an increase of $21,869,379. We accelerated our operating expenditures consistent with our plan to commence production during 2010.

Net cash used in investing activities for the year ended December 31, 2009 was $1,204,253, compared to $657,816 for the year ended December 31, 2008, all representing capital expenditures. Although most of our exploration stage expenditures are recorded as an expense rather than an investment, we capitalize the acquisition cost of land and mineral rights and certain equipment that has alternative future uses or significant salvage value, including rolling stock, furniture, and electronics. During 2009, we acquired additional vehicles and capital equipment, and we filed mineral concessions with the Mexican government. During 2008, our capital expenditures primarily included rolling stock and earth moving equipment.

Net cash provided by financing activities for the year ended December 31, 2009 was $49,174,000, consisting of proceeds from the Hochschild financings previously discussed and proceeds of $184,000 from the exercise of stock options. For the year ended December 31, 2008, financing activities provided cash of $5,191,000, consisting of $5,010,000 proceeds from the Hochschild strategic alliance discussed above and proceeds of $181,000 from the exercise of stock options.

The balance of cash and equivalents increased to $6,752,325 as of December 31, 2009 from $3,534,578 as of December 31, 2008, a net increase in cash of $3,217,747. We expect to continue our plan of raising funds from equity sales if necessary and to expend our cash for exploration stage activities until such time, if ever, we successfully commence production and generate cash flow from the production and sale of gold and other metals.

December 31, 2008. At December 31, 2008, we had working capital of $1,984,183, consisting of current assets of $3,737,468 and current liabilities of $1,753,285. Our current assets consisted primarily of cash.

During the year ended December 31, 2008, our cash decreased by $18,472,638 as a result of our exploration, construction and investment activities. Operating expenses totaled $26,348,812, which, reduced by non-cash expenses such as stock-based compensation, amortization of equipment, and changes in assets and liabilities, resulted in $23,005,822 of net cash used in operating activities. The significant amount of cash used in operating activities is attributable to our decision to begin constructing the mill and related facilities at our *El Aguila* Project. Cash used in investing activities totaled

$657,816 resulting solely from capital expenditures. We received $5,191,000 as a result of financing activities in 2008.

Results of Operations – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, we reported a net loss of $34,129,307, or $0.78 per share, compared to a net loss of $26,015,203, or $0.76 per share for the year ended December 31, 2008. In neither year did we report any revenue from the sale of gold or other minerals. Our only revenue since inception has consisted of interest income. We currently expect to commence sales of gold and silver upon commissioning of our *El Aguila* processing facility during 2010, but we cannot guarantee that we will meet our expected timetable.

Total costs and expenses in the year ended December 31, 2009 were $34,183,804 compared to $26,348,812 in the comparable period of 2008, an increase of $7,834,992 or 29.7%. The additional expenditures reflect our increasing activities at the *El Aguila* Project. Total mineral property costs increased $6,132,950 or 27%, for the year ended December 31, 2009 to $28,805,807 from $22,672,857 for the comparable period in 2008. The property exploration and evaluation component decreased $360,025 or 4.4 %, from $8,171,396 for the year ended December 31, 2008 to $7,811,371 for the year ended December 31, 2009. Our exploration and other drilling activity temporarily decreased as we focused our efforts on engineering and construction.

The engineering and construction cost component during the year ended December 31, 2009 was $20,994,436, compared to $14,501,461 during the comparable period in 2008. As more fully described in the preceding discussions of our liquidity and capital resources, we accelerated construction of the mine and mill site and infrastructure during 2009.

General and administrative expenses increased $1,658,997 or 46.7% to $5,211,004 for the fiscal year ended December 31, 2009 as compared to $3,552,007 for the comparable period last year. The component of general and administrative expense representing stock option compensation expense was $2,843,506 for the year ended December 31, 2009, compared to $1,956,806 for the comparable period in 2008. We use an option pricing model to estimate the value of stock options granted to officers, directors, employees and consultants. It is difficult to estimate the value of options that we grant. The options are subject to significant restrictions and cannot be purchased or sold on the open market. Therefore, there is no objective and independent valuation measurement for them. We use the Black-Scholes-Merton model, which requires considerable judgment selecting the subjective assumptions that are critical to the results produced by the model, to calculate the estimated fair value. We record the estimated fair value as an expense on a pro-rata basis over the vesting period of the options.

During 2009, we granted options to officers and directors to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $3.95 per share, all of which vested immediately. The estimated value of those options using the Black-Scholes-Merton model was $2,575,000. We also granted options to an employee to purchase 75,000 shares of common stock at an exercise price of $7.00 per share. The estimated value of those options using the Black-Scholes-Merton model was $331,787 which will be recognized on a pro-rata basis over the three year vesting period. During 2009, we also recognized a portion of the fair value of options issued during previous periods, pro-rated over the vesting period.

During the year ended December 31, 2008, we granted a total of 1,320,000 stock options with an estimated value of $2,508,114 using the Black-Scholes-Merton model. We granted options to officers and directors to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $3.40 per share, all of which vested immediately. We also granted stock options to an investor relations consultant to purchase 50,000 shares of common stock at an exercise price of $4.45 per share, all of which vested immediately. We granted stock options to employees covering 270,000 shares of common stock at a weighted average price of $3.91. Those options will vest over the next three years. During 2008, we also recognized a portion of the fair value of options issued during previous periods, pro-rated over the vesting period.

We also record share-based compensation for shares of common stock issued in exchange for goods and services. During the year ended December 31, 2009, we did not grant any shares of common stock as compensation. During the year ended December 31, 2008, we issued 10,000 shares of common stock valued at $42,470 as partial compensation for investor relations services.

The other components of general and administrative expense, including salaries and benefits, professional fees, investor relations, and travel, increased to $1,688,569 during the twelve months ended December 31, 2009 from $1,344,284 during the comparable period in 2008, an increase of $344,285 or 26%. There were no significant changes in this component of our cost structure, although we increased activity levels as we prepare the *El Aguila* Project for production. We anticipate these costs may further increase if we commence commercial production.

Interest income for the year ended December 31, 2009 decreased to $54,497 compared to $333,609 for the comparable period of 2008, a decrease of $279,112 or 83.8%, primarily representing lower interest rates and decreased deposits in short term interest bearing accounts.

Our mining operations are located in Mexico and we primarily transact business in Mexican pesos. Our reporting currency is the US dollar. Changes in the rate of currency exchange between the Mexican peso and the US dollar create translation gains and losses, which are reported as a component of other comprehensive income. For the years ended December 31, 2009 and 2008, we recorded a currency translation loss of $967,600 and a gain of $63,536, respectively.

Results of Operations – Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the year ended December 31, 2008 we reported a net loss of $26,015,203, or $0.76 per share, compared to a net loss of $8,076,342, or $0.28 per share for 2007. We expect to incur losses until such time, if ever, we begin generating significant revenue from operations.

In neither year did we report any revenue from the sale of gold or other minerals. Our only income since inception has consisted of interest income.

Total costs and expenses were $26,348,812 in 2008 compared to $8,318,855 in 2007, an increase of $18,029,957 or 217%. The additional expenditures reflect our increasing activities at the *El Aguila* project. Mineral property costs, including exploration and evaluation, increased $2,439,625 from $5,731,771 for the year ended December 31, 2007 to $8,171,396 for the year ended December 31, 2008. We continued our exploration of the *El Aguila* property in 2008. We conducted limited exploration on the *El Rey* property.

Engineering and construction costs were $14,501,461 in 2008 compared to nil in 2007. As more fully described in the preceding discussions of our expenditures, we commenced construction of the mine and mill site and other infrastructure during 2008.

General and administrative expense for the year ended December 31, 2008 increased to $3,552,007 compared to $2,539,604 during 2007, an increase of $1,012,403 or 40%. As explained below, there was a significant increase in non-cash stock option compensation, partially reduced by decreases in other items.

The component of general and administrative expense representing non-cash stock option compensation expense was $1,956,806 for the year ended December 31, 2008, compared to $99,482 for 2007. We use the Black-Scholes-Merton model to estimate the value of stock options granted to officers, directors, employees and consultants.

During 2008, we granted a total of 1,320,000 stock options with an estimated value of $2,508,114. We granted options to officers and directors to purchase 1,000,000 shares of common stock at an exercise price of $3.40 per share, all of which vested immediately. We also granted stock options to an investor relations consultant to purchase 50,000 shares of common stock at an exercise price of $4.45 per share, all of which vested immediately. We also granted options to employees covering 270,000 shares of common stock at a weighted average price of $3.91. Those options will vest over the next three years.

During the year ended December 31, 2007, we granted stock options to a public relations consultant to purchase 50,000 shares of common stock at an exercise price of $3.68 per share, all of which vested in 2007. The estimated fair value of those options was $83,192.

The component of general and administrative expense representing a non-cash expense for grants of common stock was $42,470 for the year ended December 31, 2008, compared to $630,968 for 2007. Shares of common stock issued by us in exchange for services are recorded as an expense, the amount of which is determined by reference to the market prices of our stock reported by the OTC Bulletin Board.

During the year ended December 31, 2008, we issued 10,000 restricted shares of common stock valued at $42,470 as partial compensation for investor relations services. During the year ended December 31, 2007, we issued 185,000 restricted shares of common stock valued at $630,968 as partial compensation for consulting services.

Cash compensation costs included in general and administrative expense decreased to $716,057 during 2008 from $880,098 during 2007. Certain cash compensation attributed to 2007 was replaced by non-cash compensation during 2008. Professional fees increased to $368,975 in 2008 compared to $234,154 in 2007, an increase of $134,821, which reflects our increasing corporate and administrative activities. Investor relations expenses decreased to $167,732 during 2008 from $342,083 during 2007. There were finders fees associated with the private placement in December 2007 that were not repeated in 2008.

Interest income increased to $333,609 for the year ended December 31, 2008 compared to $242,513 for 2007, an increase of $91,096, or 38%, representing higher deposits in short term interest bearing accounts pending utilization in our exploration, construction and operating activities.

For the years ended December 31, 2008 and 2007, we recorded currency translation gains (losses) of $63,536 and ($89,939), respectively.

Off-Balance Sheet Arrangements

As of and subsequent to December 31, 2009, we have no off-balance sheet arrangements.

Contractual Obligations

Our known obligations at fiscal year end are set forth in the table below:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations(1)	$ 662,000	$ 662,000	--	--	--
Total	$ 662,000	$ 662,000	--	--	--

(1) Represents amounts due to our executive officers pursuant to their respective employment agreements with our company.

Critical Accounting Policies

We believe that application of the following accounting policies, which are critical to our financial position and results of operations, requires significant judgments and estimates on the part of management.

Use of Estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proven and probable reserves, obligations for environmental, reclamation, and closure matters, estimates related to asset impairments of long lived assets and investments, classification of expenditures as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary. Actual results could differ from these estimates.

Proven and Probable Reserves. The definition of proven and probable reserves is set forth in SEC Industry Guide 7. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition, reserves cannot be considered proven and probable until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable at the time of the reserve determination.

Mineral Acquisition Costs. The costs of acquiring land and mineral rights are considered tangible assets. Significant acquisition payments are capitalized. General, administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method. If no mineable ore body is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Exploration Costs. Exploration costs are charged to expense as incurred. Costs to identify new mineral resources, to evaluate potential resources, and to convert mineral resources into proven and probable reserves are considered exploration costs.

Design, Construction, and Development Costs. Certain costs to design and construct mine and processing facilities may be incurred prior to establishing proven and probable reserves. Under these circumstances, we classify the project as an exploration stage project and expense substantially all costs, including design, engineering, construction, and installation of equipment. Certain types of equipment, which have alternative uses or significant salvage value, may be capitalized. If a project is determined to contain proven and probable reserves, costs incurred in anticipation of production can be capitalized. Such costs include development drilling to further delineate the ore body, removing overburden during the pre-production phase, building access ways, constructing facilities, and installing equipment. Interest costs, if any, incurred during the development phase, would be capitalized until the assets are ready for their intended use. The cost of start-up activities and on-going costs to maintain production are expensed as incurred. Costs of abandoned projects are charged to operations upon abandonment.

If a project commences commercial production, amortization and depletion of capitalized costs is computed on a unit-of–production basis over the expected reserves of the project based on estimated recoverable gold equivalent ounces.

Impairment of Long-Lived Assets. We evaluate our long-lived assets for impairment. If impairment indicators exist, we perform additional analysis to quantify the amount by which capitalized costs exceed recoverable value. The periodic evaluation of capitalized costs is based upon expected future cash flows, including estimated salvage values. As of December 31, 2009, our mineral resources do not meet the definition of proven or probable reserves or value beyond proven and probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost is based primarily on estimated salvage values, or alternative future uses.

Asset Retirement Obligation. All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Stock Based Compensation. We record compensation expense for the fair value of stock options that are granted. Expense is recognized on a pro-rata basis over the vesting periods, if any, of the options. The fair value of stock options at their grant date is estimated by using the Black-Scholes-Merton option pricing model.

Foreign Currency Translation. The local currency where our properties are located, the Mexican peso, is the functional currency for our subsidiaries. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Intercompany equity accounts are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are not included in the determination of net loss for the period and are reported as a separate component of shareholders' equity.

Income Taxes. Income taxes are computed using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss carry-forwards. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized. Valuation allowances have been established to reduce the carrying value of deferred tax assets in recognition of significant uncertainties regarding their ultimate realization. Further, the evaluation has determined that there are no uncertain tax positions required to be disclosed.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards. We evaluate the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the SEC, and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on US GAAP and the impact on us. We adopted the following new accounting standards during 2009:

Accounting Standards Codification - In June, 2009, FASB established the Accounting Standards Codification ("ASC") as the single source of authoritative US GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. The ASC did not change current US GAAP, but was intended to simplify user access to all authoritative US GAAP by providing all the relevant literature related to a particular topic in one place. All previously existing accounting standards were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 will be communicated by the FASB through Accounting Standards Updates (ASU's). The ASC was effective during the period ended September 30, 2009. Adoption of the ASC did not have an impact on our consolidated financial position, results of operations or cash flows.

Subsequent Events - In May, 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued. The guidance was amended in February, 2010. The update sets forth: (i) the period after the balance sheet date during which man agement of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. We adopted the updated guidance in 2009. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards Updates. The following accounting standards updates were recently issued and have not yet been adopted by us. These standards are currently under review to determine their impact on our consolidated financial position, results of operations, or cash flows.

ASU 2010-6 amends existing disclosure requirements about fair value measurements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This ASU will be effective for the first quarter of 2010.

ASU 2009-17 revises the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This standard will be effective January 1, 2010.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on our consolidated financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks includes, but is not limited to, the following risks: changes in foreign currency exchange rates, changes in interest rates, equity price risks, commodity price fluctuations, and country risk. We do not use derivative financial instruments as part of an overall strategy to manage market risk; however, we may consider such arrangements in the future as we evaluate our business and financial strategy.

Foreign Currency Risk

We transact a significant amount of our business in Mexican pesos. As a result, currency exchange fluctuations may impact our operating costs. The appreciation of non-US dollar currencies such as the peso against the US dollar increases expenses and the cost of purchasing capital assets in US dollar terms in Mexico, which can adversely impact our operating results and cash flows. Conversely, a depreciation of non-US dollar currencies usually decreases operating costs and capital asset purchases in US dollar terms.

The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-US dollar currencies results in a foreign currency gain on such investments and a decrease in non-US dollar currencies results in a loss. We have not utilized market risk sensitive instruments to manage our exposure to foreign currency exchange rates but may in the future actively manage our exposure to foreign currency exchange rate risk. We also hold portions of our cash reserves in non-US dollar currencies.

Interest Rate Risk

We have no debt outstanding nor do we have any investment in debt instruments other than highly liquid short-term investments. Accordingly, we consider our interest rate risk exposure to be insignificant at this time.

Equity Price Risk

We have in the past sought and may in the future seek to acquire additional funding by sale of common stock and other equity. Movements in the price of our common stock have been volatile in the past and may also be volatile in the future. As a result, there is a risk that we may not be able to sell our common stock at an acceptable price should the need for new equity funding arise.

Commodity Price Risk

We currently do not have any production but expect to produce gold and silver in the near future. If we commence production and sales, changes in the price of gold and other minerals could significantly affect our results of operations and cash flows in the future. We do not presently expect to hedge the sale of any of our anticipated production.

Country Risk

All of our mineral properties are located in Mexico. In the past, that country has been subject to political instability, changes and uncertainties which may cause changes to existing government regulations affecting mineral exploration and mining activities. Civil or political unrest could disrupt our operations at any time. Our exploration and mining activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that could increase the costs related to our activities or maintaining our properties. Finally, Mexico's status as a developing country may make it more difficult for us to obtain required financing for our properties.

GOLD RESOURCE CORPORATION
MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial state ments in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and
- Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or dispo sition of our assets that could have a material effect on our financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on its assessment, management concluded that we maintained effective internal control over financial reporting as of December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SWS
STARK • WINTER • SCHENKEIN

Board of Directors and Shareholders
Gold Resource Corporation
Denver, Colorado

We have audited the accompanying consolidated balance sheets of Gold Resource Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2009, and the period August 24, 1998 (inception) to December 31, 2009. We also have audited Gold Resource Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gold Resource Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, including in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Resource Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009, and the period August 24, 1998 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Gold Resource Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Stark Winter Schenkein & Co., LLP

March 12, 2010
Denver, Colorado

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • www.swscpas.com
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$6,752,325	$3,534,578
Restricted cash	11,436,074	-
Prepaid and refundable taxes	2,132,495	-
Other current assets	380,511	202,890
Total current assets	20,701,405	3,737,468
Land and mineral rights	226,610	226,610
Property and equipment - net	1,726,278	812,219
Other assets	10,465	4,721
Total assets	$22,664,758	$4,781,018
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$724,439	$1,753,285
Total current liabilities	724,439	1,753,285
Asset retirement obligation	1,991,987	-
Shareholders' equity:		
Preferred stock - $0.001 par value, 5,000,000 shares authorized: no shares issued and outstanding	-	-
Common stock - $0.001 par value, 60,000,000 shares authorized: 48,100,284 and 36,087,556 shares issued and outstanding, respectively	48,100	36,088
Additional paid-in capital	95,692,273	43,686,779
(Deficit) accumulated during the exploration stage	(74,817,721)	(40,688,414)
Other comprehensive income (loss):		
Currency translation adjustment	(974,320)	(6,720)
Total shareholders' equity	19,948,332	3,027,733
Total liabilities and shareholders' equity	$22,664,758	$4,781,018

The accompanying notes are an integral part of these financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2009, 2008, and 2007
and for the period from Inception (August 24, 1998) to December 31, 2009

	2009	2008	2007	Inception (August 24, to December 31, 2009
Revenues:				
Gold sales	$ -	$ -	$ -	$ -
Costs and Expenses:				
Property exploration and evaluation	7,811,371	8,171,396	5,731,771	24,485,210
Engineering and construction	20,994,436	14,501,461	-	35,495,897
Management contract- U S Gold, related party	-	-	-	752,191
General and administrative	5,211,004	3,552,007	2,539,604	14,416,382
Depreciation	166,993	123,948	47,480	363,708
Total costs and expenses	34,183,804	26,348,812	8,318,855	75,513,388
Operating (loss)	(34,183,804)	(26,348,812)	(8,318,855)	(75,513,388)
Other income:				
Interest income	54,497	333,609	242,513	695,667
(Loss) before income taxes	(34,129,307)	(26,015,203)	(8,076,342)	(74,817,721)
Provision for income taxes	-	-	-	-
Net (loss)	(34,129,307)	(26,015,203)	(8,076,342)	(74,817,721)
Other comprehensive income:				
Currency translation gain (loss)	(967,600)	63,536	(89,939)	(974,320)
Net comprehensive (loss)	$(35,096,907)	$(25,951,667)	$(8,166,281)	$(75,792,041)
Net (loss) per common share:				
Basic and Diluted	$(0.78)	$(0.76)	$(0.28)	
Weighted average shares outstanding:				
Basic and Diluted	43,764,703	34,393,854	28,645,038	

The accompanying notes are an integral part of these financial statements.

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
For the period from Inception (August 24, 1998) to December 31, 2009

	Number of Common Shares	Par Value of Common Shares	Additional Paid-In Capital	Accumulated (Deficit)	Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balance at Inception, August 24, 1998	$ -	$ -	$ -	$ -	$ -	$ -
Shares for contributed capital at $0.005 per share - related parties	2,800,000	2,800	(1,400)	-	-	1,400
Net (loss)	-	-	-	(1,657)	-	(1,657)
Balance, December 31, 1998	2,800,000	2,800	(1,400)	(1,657)	-	(257)
Shares for contributed capital at $0.005 per share - related parties	1,000,000	1,000	(500)	-	-	500
Net (loss)	-	-	-	(663)	-	(663)
Balance, December 31, 1999	3,800,000	3,800	(1,900)	(2,320)	-	(420)
Shares issued for management contract at $0.17 per share - related party	1,226,666	1,226	202,578	-	-	203,804
Net (loss)	-	-	-	(205,110)	-	(205,110)
Balance, December 31, 2000	5,026,666	5,026	200,678	(207,430)	-	(1,726)
Shares issued for management contract at $0.14 per share - related party	1,333,334	1,334	187,053	-	-	188,387
Conversion of debentures at $0.25 per share - related parties	200,000	200	49,800	-	-	50,000
Sale of shares for cash at $0.25 per share	820,000	820	204,180	-	-	205,000
Net (loss)	-	-	-	(346,498)	-	(346,498)
Balance, December 31, 2001	7,380,000	7,380	641,711	(553,928)	-	95,163
Shares issued for cash at $0.25 per share	392,000	392	97,608	-	-	98,000
Shares issued for cash at $0.17 per share	1,351,352	1,351	223,322	-	-	224,673
Net (loss)	-	-	-	(788,629)	(17)	(788,646)
Balance, December 31, 2002	9,123,352	9,123	962,641	(1,342,557)	(17)	(370,810)
Shares issued for cash at $0.25 per share	577,000	577	143,673	-	-	144,250
Share issuance costs forgiven	-	-	25,327	-	-	25,327
Net (loss)	-	-	-	(496,046)	29	(496,017)
Balance, December 31, 2003	9,700,352	9,700	1,131,641	(1,838,603)	12	(697,250)
Shares issued for cash at $0.25 per share	608,000	608	151,392	-	-	152,000
Shares issued in repayment of loan related to exploration agreement at $0.42 per share	1,200,000	1,200	498,800	-	-	500,000
Shares issued as stock grant at $0.25 per share	600,000	600	149,400	-	-	150,000
Net (loss)	-	-	-	(853,593)	(73)	(853,666)

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
For the period from Inception (August 24, 1998) to December 31, 2009
(Continued)

	Number of Common Shares	Par Value of Common Shares	Additional Paid-In Capital	Accumulated (Deficit)	Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balance, December 31, 2004	12,108,352	12,108	1,931,233	(2,692,196)	(61)	(748,916)
Stock grant at $0.25 per share	1,750,000	1,750	435,750	-	-	437,500
Stock option exercised at $0.25 per share	10,000	10	2,490	-	-	2,500
Stock issued for cash at $0.25 per share	276,000	276	68,724	-	-	69,000
Stock issued for satisfaction of payables at $0.25 per share	1,280,000	1,280	318,720	-	-	320,000
Shares issued for cash at $0.47 per share	2,728,500	2,729	1,272,271	-	-	1,275,000
Shares issued for cash at $0.50 per share	122,000	122	60,878	-	-	61,000
Shares issued for cash at $0.50 per share	30,000	30	14,970	-	-	15,000
Net (loss)	-	-	-	(1,217,911)	200	(1,217,711)
Balance, December 31, 2005	18,304,852	18,305	4,105,036	(3,910,107)	139	213,373
Stock options exercised at $0.25 per share	240,000	240	59,760	-	-	60,000
Stock options granted	-	-	147,050	-	-	147,050
Director stock grant at $1.00 per share	100,000	100	99,900	-	-	100,000
Shares issued for cash at $1.00 per share, net of issue costs	4,600,000	4,600	4,346,600	-	-	4,351,200
Shares issued for investor relations services at $1.14 per share	280,000	280	319,720	-	-	320,000
Shares issued for cash at $1.20 per share, net of issue costs	4,322,000	4,322	4,924,378	-	-	4,928,700
Shares issued for investment banking services at $1.20 per share	257,700	257	(257)	-	-	-
Employee stock grants at $1.71 per share	35,000	35	59,815	-	-	59,850
Net (loss)	-	-	-	(2,686,762)	19,544	(2,667,218)
Balance, December 31, 2006	28,139,552	28,139	14,062,002	(6,596,869)	19,683	7,512,955
Shares issued for investor relations services at weighted average price of $3.39 per share	170,000	170	575,598	-	-	575,768
Shares issued for consulting services in Mexico at $3.68 per share	15,000	15	55,185	-	-	55,200
Stock options granted	-	-	99,482	-	-	99,482
Shares issued for cash at $4.00 per share, net of issue costs	5,558,500	5,559	21,706,441	-	-	21,712,000
Shares issued for investment banking services	263,900	264	(264)	-	-	-
Net (loss)	-	-	-	(8,076,342)	(89,939)	(8,166,281)
Balance, December 31, 2007	34,146,952	34,147	36,498,444	(14,673,211)	(70,256)	21,789,124
Stock options granted	-	-	1,956,806	-	-	1,956,806
Shares issued for investor relations services at $4.25 per share	10,000	10	42,460	-	-	42,470
Stock options exercised at $1.00 per share	260,604	261	180,739	-	-	181,000
Shares issued for cash at $3.00 per share	1,670,000	1,670	5,008,330	-	-	5,010,000
Net (loss)	-	-	-	(26,015,203)	63,536	(25,951,667)

GOLD RESOURCE CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
For the period from Inception (August 24, 1998) to December 31, 2009
(Continued)

	Number of Common Shares	Par Value of Common Shares	Additional Paid-In Capital	Accumulated (Deficit)	Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balance, December 31, 2008	36,087,556	36,088	43,686,779	(40,688,414)	(6,720)	3,027,733
Stock options granted	-	-	2,843,506	-	-	2,843,506
Stock options exercised, cashless exercise	677,933	677	(677)	-	-	-
Shares issued for cash at $3.00 per share	4,330,000	4,330	12,985,670	-	-	12,990,000
Shares issued for cash at $4.00 per share	5,000,000	5,000	19,995,000	-	-	20,000,000
Shares issued for cash at $8.185 per share	1,954,795	1,955	15,998,045	-	-	16,000,000
Stock options exercised at $3.68 per share	50,000	50	183,950	-	-	184,000
Net (loss)	-	-	-	(34,129,307)	(967,600)	(35,096,907)
Balance, December 31, 2009	48,100,284	$48,100	$95,692,273	$(74,817,721)	$(974,320)	$19,948,332

The accompanying notes are an integral part of these financial statements.

GOLD RESOURCE CORPORATION AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2009, 2008, and 2007
and for the period from Inception (August 24, 1998) to December 31, 2009

	2009	2008	2007	Inception (August 24, 1998) to December 31, 2009
Cash flows from operating activities:				
Net (loss)	$(34,129,307)	$(26,015,203)	$(8,076,342)	$(74,817,721)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:				
Depreciation	166,993	123,948	47,480	363,708
Asset retirement obligation	1,991,987	-	-	1,991,987
Stock compensation	2,843,506	1,999,276	730,450	6,787,632
Management fee paid in stock	-	-	-	392,191
Related party payable paid in stock	-	-	-	320,000
Foreign currency translation adjustment	(967,600)	63,536	(89,939)	(974,320)
Issuance cost forgiven	-	-	-	25,327
Changes in operating assets and liabilities:				
Restricted cash	(11,436,074)	-	-	(11,436,074)
Prepaid and refundable taxes	(2,132,495)	-	-	(2,132,495)
Other current assets	(174,359)	(162,212)	162,172	(380,511)
Accounts payable and accrued liabilities	(1,028,846)	984,833	317,289	724,439
Other	(9,006)	-	-	(13,575)
Total adjustments	(10,745,894)	3,009,381	1,167,452	(4,331,691)
Net cash (used in) operating activities	(44,875,201)	(23,005,822)	(6,908,890)	(79,149,412)
Cash flows from investing activities:				
Capital expenditures	(1,204,253)	(657,816)	(456,152)	(2,439,787)
Net cash (used in) investing activities	(1,204,253)	(657,816)	(456,152)	(2,439,787)
Cash flows from financing activities:				
Proceeds from initial public stock offering	-	-	-	4,351,200
Proceeds from other sales of stock	48,990,000	5,010,000	21,712,000	82,889,623
Proceeds from exercise of options	184,000	181,000	-	427,500
Proceeds from debentures - founders	-	-	-	50,000
"Proceeds from exploration funding agreement - Canyon Resources"	-	-	-	500,000
Net cash provided by financing activities	49,174,000	5,191,000	21,712,000	88,218,323
Effect of exchange rates on cash and equivalents:	123,201	-	-	123,201
Net increase (decrease) in cash and equivalents	3,217,747	(18,472,638)	14,346,958	6,752,325
Cash and equivalents at beginning of period	3,534,578	22,007,216	7,660,258	-
Cash and equivalents at end of period	$6,752,325	$3,534,578	$22,007,216	$6,752,325
Supplemental Cash Flow Information				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -
Non-cash investing and financing activities:				
Conversion of Canyon Resources funding into common stock	$ -	$ -	$ -	$ 500,000
Conversion of founders debentures into common stock	$ -	$ -	$ -	$ 50,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation. Gold Resource Corporation (the "Company") was organized under the laws of the State of Colorado on August 24, 1998. The Company has been engaged in the exploration for precious and base metals, primarily in Mexico, as an exploration stage company. It plans to develop mineral properties and ultimately become a producer of gold, silver, and base metals. The Company has not generated any revenues from operations. The consolidated financial statements included herein are expressed in United States dollars, the Company's reporting currency. The accounting policies conform to accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned Mexican corporation subsidiaries. The significant subsidiaries are Don David Gold S.A. de C.V. and Golden Trump Resources S.A. de C.V. The expenditures of Don David Gold and Golden Trump Resources are generally incurred in Mexican pesos. Significant intercompany accounts and transactions have been eliminated.

Reclassifications: Certain amounts previously presented for prior periods have been reclassified to conform with the current presentation. The reclassifications had no effect on net loss, total assets, or total shareholders' equity.

Restricted Cash: Pursuant to the terms of two subscription agreements that were closed during 2009, the Company agreed to reserve cash proceeds of $12,000,000, for specific purposes. Under the first agreement, $4,000,000 was restricted for the purpose of additional exploration at the *El Aguila* Project. Under the second agreement, $8,000,000 was restricted for the purpose of constructing a decline ramp, drifts and crosscuts, and associated surface facilities to support underground development and mining of the *La Arista* vein.

The restricted cash balances were placed in separate interest bearing bank accounts. Transfer of funds from the restricted bank accounts requires the approval of Hochschild Mining Holdings Limited ("Hochschild"). The approval process includes the presentation of documentation that demonstrates use of the funds for the intended purpose.

Use of Estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Estimates that are critical to the accompanying consolidated financial statements include the identification and valuation of proven and probable reserves, obligations for environmental, reclamation, and closure matters, estimates related to asset impairments of long lived assets and investments, classification of expenditures as either an asset or an expense, valuation of deferred tax assets, and the likelihood of loss contingencies Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are revised periodically and the effects of revisions are reflected in the financial statements in the period it is determined to be necessary. Actual results could differ from these estimates.

Cash and Cash Equivalents. Cash and cash equivalents consists of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and carried at cost, which approximates fair value.

Proven and Probable Reserves. The definition of proven and probable reserves is set forth in SEC Industry Guide 7. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition, reserves cannot be considered proven and probable until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable at the time of the reserve determination.

As of December 31, 2009, none of the Company's mineralized material met the definition of proven or probable reserves.

Mineral Acquisition Costs. The costs of acquiring land and mineral rights are considered tangible assets. Significant acquisition payments are capitalized. General, administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method. If no mineable ore body is discovered or such rights are otherwise determined to have diminished value, such costs are expensed in the period in which the determination is made.

Exploration Costs. Exploration costs are charged to expense as incurred. Costs to identify new mineral resources, to evaluate potential resources, and to convert mineral resources into proven and probable reserves are considered exploration costs.

Design, Construction, and Development Costs. Certain costs to design and construct mine and processing facilities may be incurred prior to establishing proven and probable reserves. Under these circumstances, the Company classifies the project as an exploration stage project and expenses substantially all costs, including design, engineering, construction, and installation of equipment. Certain types of equipment, which have alternative uses or significant salvage value, may be capitalized. If a project is determined to contain proven and probable reserves, costs incurred in anticipation of production can be capitalized. Such costs include development drilling to further delineate the ore body, removing overburden during the pre-production phase, building access ways, constructing facilities, and installing equipment. Interest costs, if any, incurred during the development phase, would be capitalized until the assets are ready for their intended use. The cost of start-up activities and on-going costs to maintain production are expensed as incurred. Costs of abandoned projects are charged to operations upon abandonment.

If a project commences commercial production, amortization and depletion of capitalized costs is computed on a unit-of–production basis over the expected reserves of the project based on estimated recoverable gold equivalent ounces.

Impairment of Long-Lived Assets. The Company evaluates its long-lived assets for impairment. If impairment indicators exist, the Company performs additional analysis to quantify the amount by which capitalized costs exceed recoverable value. The periodic evaluation of capitalized costs is based upon expected future cash flows, including estimated salvage values. As of December 31, 2009, the Company's mineral resources do not meet the definition of proven or probable reserves or value beyond proven and probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost is based primarily on estimated salvage values, or alternative future uses.

Property and Equipment. All items of property and equipment are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to operations while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Depreciation. Depreciation of property and equipment is computed using straight-line methods over the estimated economic lives, as follows:

Trucks and autos	4 to 5 years
Office furniture and equipment	5 to 10 years
Computer hardware and software	3 to 6 years
Exploration equipment	6 to 8 years

Asset Retirement Obligations. The Company's mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. For exploration stage properties that do not qualify for asset capitalization, the costs associated with the obligation are charged to operations. For development and production stage properties, the costs are added to the capitalized costs of the property and amortized using the unit of production method.

Stock Based Compensation. The Company records compensation expense for the fair value of stock options that are granted. Expense is recognized on a pro-rata basis over the vesting periods, if any, of the options. The fair value of stock options at their grant date is estimated by using the Black-Scholes-Merton option pricing model.

Net Earnings (Loss) Per Share. Basic earnings (loss) per share is computed by dividing net loss by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the potential dilution that could occur if potentially dilutive securities are converted into common shares. Potentially dilutive securities, such as stock options and warrants, are excluded from the calculation when their inclusion would be anti-dilutive, such as periods when a net loss is reported or when the exercise price of the instrument exceeds the fair market value. During the years ended December 31, 2009, 2008, and 2007, the calculation excluded potential dilution of 3,745,000, 3,683,000, and 2,650,000 shares, respectively, because the effect would have been anti-dilutive.

Income Taxes. Income taxes are computed using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss carry-forwards. Deferred tax assets are evaluated to determine if it is more likely than not that they will be realized. Valuation allowances have been established to reduce the carrying value of deferred tax assets in recognition of significant uncertainties regarding their ultimate realization. Further, the evaluation has determined that there are no uncertain tax positions required to be disclosed.

Comprehensive Income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Changes in Equity. Accumulated other comprehensive income (loss) is composed of foreign currency translation effects.

Fair Value of Financial Instruments. ASC 825, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. ASC 820, "Fair Value Measurements" ("ASC 820") defines fair value, establishes a framework for measuring fair value in generally accepted accounting principals, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2009.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, restricted cash, prepaid and refundable taxes, accounts payable and accrued liabilities. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value, or they are receivable or payable on demand.

Concentration of Credit Risk. Some of the Company's operating cash balances are maintained in accounts that currently exceed federally insured limits. The Company believes that the financial strength of depositing institutions mitigate the underlying risk of loss. To date, these concentrations of credit risk have not had a significant impact on the Company's financial position or results of operations.

Foreign Operations. The Company's present mining activities are in Mexico. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, political action and political instability could impair the value of the Company's investments.

Foreign Currency Translation. The local currency where the Company's properties are located, the Mexican peso, is the functional currency for the Company's subsidiaries. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Intercompany equity accounts are translated using historical rates. Revenues and expenses are translated at the average exchange rate for the year. Translation adjustments are not included in the determination of net loss for the period and are reported as a separate component of shareholders' equity.

Prepaid and Refundable Taxes. In Mexico, value added taxes (IVA) are assessed on purchases of materials and services. Businesses are generally entitled to recover the taxes they have paid, either as a refund or as a credit against future taxes payable. For the period from inception through 2008, substantially all of the Company's refund claims were initially denied by the tax authorities. Accordingly, the Company provided a full valuation allowance for potentially refundable IVA. During 2009, the Company was successful in establishing the validity of its claims and received IVA refunds in the amount of $1,075,266. Furthermore, it appears that the tax authorities will honor the Company's claims for substantially all of the IVA paid during 2009. Amounts recorded as prepaid and refundable taxes in the consolidated financial statements represent the estimated recoverable payments made during 2009. Although the taxing authorities may reconsider claims filed for previous years, significant uncertainties regarding ultimate recovery preclude recognition of an asset for taxes paid in prior years.

Recently Adopted Accounting Standards. The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the SEC, and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on US GAAP and the impact on the Company. The Company has adopted the following new accounting standards during 2009:

Accounting Standards Codification - In June, 2009, FASB established the Accounting Standards Codification ("ASC") as the single source of authoritative US GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. The ASC did not change current US GAAP, but was intended to simplify user access to all authoritative US GAAP by providing all the relevant literature related to a particular topic in one place. All previously existing accounting standards were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 will be communicated by the FASB through Accounting Standards Updates (ASUs). The ASC was effective during the period ended September 30, 2009. Adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

Subsequent Events - In May, 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued. The guidance was amended in February, 2010. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the updated guidance in 2009. The adoption had no impact on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards Updates. The following accounting standards updates were recently issued and have not yet been adopted by the Company. These standards are currently under review to determine their impact on the Company's consolidated financial position, results of operations, or cash flows.

ASU 2010-6 amends existing disclosure requirements about fair value measurements by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This ASU will be effective for the first quarter of 2010.

ASU 2009-17 revises the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This standard will be effective January 1, 2010.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. Mineral Properties

The Company currently has an interest in five properties, the *El Aguila* project, the *El Rey* property, the *Las Margaritas* property, the *Solaga* property, and the *Alta Gracia* property.

The *El Aguila* Project. Effective October 14, 2002, the Company leased three mining concessions, *El Aguila*, *El Aire*, and *La Tehuana* from a shareholder. The lease agreement is subject to a 4% net smelter return royalty where production is sold in the form of gold/silver dore and 5% for production sold in concentrate form. The Company has made periodic advance royalty payments under the lease totaling $260,000 and no further advance royalty payments are due. Subject to minimum exploration requirements, there is no expiration term for the lease. The Company may terminate it at any time upon written notice to the lessor and the lessor may terminate it if the Company fails to fulfill any of its obligations. The *El Aguila* and *El Aire* concessions make up the *El Aguila* project and the *La Tehuana* concession makes up the *Las Margaritas* property.

The Company has filed for and received additional concessions for the *El Aguila* project that total an additional

8,492 hectares. These additional concessions are not part of the concessions leased from the shareholder, and bring the Company's interest in the *El Aguila* project to an aggregate of 9,463 hectares. The mineral concessions making up the *El Aguila* project are located within the Mexican State of Oaxaca.

The 2009 drilling program continued to explore a relatively new area of mineralization at the *El Aguila* Project known as the *La Arista* vein area, approximately two kilometers from the mill site. The mineralized material in this area is targeted to be mined using underground methods.

The *El Rey* Property. The Company has acquired claims in another area in the state of Oaxaca by filing concessions under the Mexican mining laws, referred to by the Company as the *El Rey* property. These concessions total 892 hectares and are subject to a 2% royalty on production payable to a shareholder. The Company has conducted minimal exploration and drilling on this property to date.

The *El Rey* property is an exploration stage property with no known reserves. It is approximately 64 kilometers (40 miles) from the El Aguila project. There is no plant or equipment on the El Rey property. If exploration is successful, any mining would probably require an underground mine but any mineralized material could be processed at the *El Aguila* project mill.

The *Las Margaritas* Property. The *Las Margaritas* property is made up of the *La Tehuana* concession. The Company leased this property in October 2002 from a shareholder. It is comprised of approximately 925 hectares located adjacent to the *El Aguila* property. To date, the Company has conducted limited surface sampling, but no other significant exploration activities at the property.

The *Solaga* Property. In February 2007, the Company leased a 100% interest in a property known as the *Solaga* property from an entity partially owned by a shareholder. The property totals 618 hectares, and is located approximately 120 kilometers (75 miles) from the *El Aguila* project. A dormant silver mine is located on the *Solaga* property which was in production as recently as the 1980's, however the Company cannot estimate if or when the mine will reopen. The lease requires the Company to perform $25,000 in additional work and is subject to a 4% net smelter return royalty on any production. The Company has not conducted any exploration activities at the property.

The *Alta Gracia* Property. In August 2009, the Company acquired claims adjacent to the *Las Margaritas* property in the *Alta Gracia* mining district by filing concessions under the Mexican mining laws. The Company refers to this property as the *Alta Gracia* property. These concessions are comprised of three mining claims, the *David 1*, the *David 2* and *La Hurradura*. The concessions total 5,175 hectares, and the acquisition of these claims extended the Company's land position along what is known as the *San Jose* structural corridor to just over 16 kilometers. To date, the Company has not conducted significant exploration activities at the property.

As of December 31, 2009, none of the mineralized material at the Company's properties met the SEC's definition of proven or probable reserves.

3. Property and Equipment

At December 31, 2009 and 2008, property and equipment consisted of the following:

	2009	2008
Trucks and autos	$ 424,527	$ 291,876
Office furniture and equipment	491,447	137,678
Exploration equipment	916,879	570,794
Other support equipment	228,110	--
Subtotal	2,060,963	1,000,348
Accumulated depreciation	(334,685)	(188,129)
Total	$ 1,726,278	$ 812,219

Depreciation expense for the years ended December 31, 2009, 2008, and 2007 was $166,993, $123,948, and $47,480, respectively. The Company evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired.

4. Income Taxes

Income (Loss) before income taxes, segregated as to the U. S. and foreign components, is as follows:

	2009	2008	2007
U. S.	$ (2,947,251)	$ (12,697,644)	$ (3,002,018)
Foreign	(31,182,056)	(13,317,559)	(5,074,324)
Total	$ (34,129,307)	$ (26,015,203)	$ (8,076,342)

At December 31, 2009, the Company has tax loss carry-forwards for U. S. tax purposes approximating $6,260,000, which primarily expire from 2026 to 2029. The principal difference between the net loss reported for financial reporting purposes and the taxable loss reported for tax purposes relates to the taxation of foreign subsidiaries. Secondly, stock based compensation expenses are generally deductible in different periods and in different amounts than the expense recognized for financial reporting purposes. Finally, certain expenditures for property and equipment are capitalized for tax purposes, but not for financial reporting purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2009 and 2008 are presented below:

	2009	2008
Deferred tax assets:		
Tax loss carryforward – U. S.	$ 2,129,000	$ 2,996,000
Tax loss carryforward – Foreign	19,321,000	7,877,000
Stock based compensation	350,000	814,000
Property and equipment	3,700,000	2,188,000
Total deferred tax assets	25,500,000	13,875,000
Valuation allowance	(25,500,000)	(13,875,000)
Net deferred tax asset	$ --	$ --

At this time, the Company is unable to determine if it will be able to benefit from its deferred tax asset. There are limitations on the utilization of net operating loss carry-forwards, including a requirement that losses be offset against future taxable income, if any. In addition, there are limitations imposed by certain transactions which are deemed to be ownership changes. Accordingly, a valuation allowance has been established for the entire deferred tax asset. The change in the valuation allowance was approximately $11,625,000 during 2009.

A reconciliation of taxes reported at the Company's effective tax rate and the U. S. federal statutory tax rate is comprised of the following components:

	2009	2008	2007
Tax at statutory rates	$ (11,604,000)	$ (8,845,000)	$ (2,746,000)
Increase (reduction) in taxes due to:			
Stock based compensation	--	--	34,000
Valuation allowance	11,604,000	8,845,000	2,712,000
Tax provision	$ --	$ --	$ --

5. Shareholders' Equity

Effective February 21, 2005, the Company declared and effected a 100% forward stock split where one additional share of common stock, par value $0.001, was issued for each common share outstanding as of that date. All of the financial information in this report has been adjusted to reflect the effect of this two-for-one stock split and the increase in authorized shares.

The Company was formed August 24, 1998 by William W. Reid and David C. Reid (the "Founders"). During 1998 and 1999, the Founders received 3,800,000 shares of common stock valued at $1,900 for administrative and organization expenses. The Company remained generally inactive through 1999.

Commencing July 1, 2000, the Company and US Gold, a publicly traded Colorado corporation, entered into a management contract whereby US Gold provided general management of the business activities of the Company through December 31, 2001. Under this management contract, US Gold was issued 2,560,000 shares of common stock of the Company. The 2,560,000 shares were valued at $392,191 or approximately $0.15 per share. Through this arrangement the Company benefited from experienced management without the need to raise cash funding for the related cost of such management and administration. The Company was, however, responsible for all additional funding needed.

During 2001, the Founders made convertible debenture loans to the Company and then converted $50,000 in convertible debentures into 200,000 shares of common stock of the Company at a conversion price of $0.25 per share.

In September 2001, the Company commenced the sale of its common shares under exemptions offered by federal and state securities regulations. During 2001 the Company sold 820,000 shares at $0.25 per share (total $205,000).

During 2002, the Company sold 392,000 shares at $0.25 per share ($98,000) to various parties and 1,351,352 shares at approximately $0.17 per share ($224,673) to an institutional investor, RMB International (Dublin) Limited ("RMB").

During 2003, the Company sold 577,000 shares at $0.25 per share raising net proceeds of $144,250. Effective September 30, 2003, U.S. Gold acquired the RMB shares in exchange for U.S. Gold shares, and terminated the obligation of the Company to pay RMB approximately $25,327 in transaction costs, which was added back into paid-in-capital.

During 2004, the Company sold 608,000 shares at $0.25 per share raising net proceeds of $152,000. Also during 2004, the Company issued 1,200,000 shares valued at approximately $0.42 per share to Canyon Resource Corporation for repayment of a loan for funding of exploration cost at the El Aguila property. Also during 2004, the Company made a stock grant of 600,000 shares at $0.25 per share or $150,000 to a consultant of the Company.

Effective January 2, 2005, the Company made common stock awards to its two executive officers and a consultant of an aggregate 1,750,000 shares for services performed during 2004 and 2005. The shares were valued at $437,500 (or $0.25 per share) which was recorded as stock based compensation expense of $350,000 in 2004 and $87,500 in 2005. In this issuance of common stock, William W. Reid received 1,000,000 shares, David C. Reid received 500,000 shares and William F. Pass received 250,000 shares. Also effective January 2, 2005, a stock option issued to William F. Pass covering 400,000 shares of common stock at exercise price of $0.25 per share was reduced by 250,000 shares leaving 150,000 shares remaining subject to option.

During 2005 an individual exercised stock options for 10,000 shares for $2,500. In June 2005, the Company issued 1,280,000 shares to U.S. Gold Corporation in satisfaction of $320,000 owed for a prior year management contract.

During 2005, the Company sold 428,000 shares to individual investors for cash proceeds of $145,000 (276,000 shares at $0.25 per share and 152,000 shares at $0.50 per share).

In addition, during July and August 2005, the Company closed transactions under a Subscription Agreement and Stock Purchase Option Agreement with Heemskirk Consolidated Limited ("Heemskirk"), an Australian global mining house, whereby Heemskirk purchased 2,000,000 shares of common stock of the Company at $0.50 per share. A finder's fee of 140,000 shares was paid to a third party (resulting in a net value of $0.47 per share). Heemskirk had previously purchased (in April, 2005) 150,000 shares of common stock at $0.50 per share and the Company had paid a finder's fee of 10,500 shares. The Company agreed to give Heemskirk a first right of offer for any financings, including sale of equity, the Company may pursue. In a similar transaction during August 2005, the Company sold 400,000 shares to another investor raising $200,000 and paid a finder's fee to a third party of 28,000 shares. These transactions resulted in the issuance of 2,728,500 shares for net cash proceeds of $1,275,000 ($0.47 per share).

During 2006, the Company sold 4,600,000 shares of common stock at $1.00 per share in a public offering under a Form SB-2 registration statement that was declared effective on May 15, 2006. The Company received cash proceeds of $4,351,200 (net of finders' fees of $248,800).

During 2006, the Company completed a private placement of 4,322,000 shares of common stock at $1.20 per share, and received net cash proceeds of $4,928,700, after deducting finders' fees of $257,700. The Company also issued 257,700 shares of common stock as finders' fees in connection with this private placement.

During 2006, the Company received cash proceeds of $60,000 pursuant to the exercise of options to purchase 240,000 shares at $0.25 per share.

In May, 2006, the Company made a common stock award of 100,000 shares to a director. These shares were valued at $100,000. In December, 2006, the Company made a common stock award of 35,000 shares to two employees. These shares were valued at $59,850. In October, 2006, the Company issued 250,000 shares of restricted common stock in exchange for investor relations services. These shares were valued at $275,000.

Pursuant to a contract effective November 1, 2006, the Company agreed to issue shares of common stock to a consultant performing investor relations work on its behalf. The 30,000 shares issued in 2006 were valued at $1.50 per share, or $45,000. The 30,000 shares issued in February 2007 were valued at $2.428 per share, or $72,840. The 30,000 shares issued in May 2007 were valued at $3.39 per share or $101,670. In November, 2007, 30,000 shares were issued at a value of $4.14 per share or $124,310, and 20,000 shares were issued at a value of $4.235 per share or $84,703. The Company agreed to issue an additional 10,000 shares for services performed during December 2007 valued at $4.375 per share or $43,745.

On May 1, 2007, the Company entered into an investor relations contract for international investors that required the issuance of 50,000 shares of restricted common stock during the second quarter of 2007. These shares were valued at fair market value of $148,500.

On October 2, 2007, the Company agreed to issue 15,000 shares of common stock for consulting services performed in Mexico. These shares were valued at $3.68 per share or $55,200 and were recorded as stock compensation during the year ended December 31, 2007.

On December 5, 2007, the Company completed the sale of 5,558,500 shares of common stock in a private placement for a price of $4.00 per share, for aggregate gross proceeds of $22,234,000. The sales were made pursuant to a subscription agreement between the Company and each subscriber. In connection with the private placement, the Company agreed to pay finders' fees of $522,000 cash and 263,900 shares of common stock.

Effective January 13, 2008, the Company agreed to issue 10,000 restricted shares of common stock for investor relations consulting services. The 10,000 shares were valued at $4.247 per share or $42,470.

During the year ended December 31, 2008, a Director of the Company exercised options to purchase 100,000 shares of the Company's common stock at the exercise price of $1.00 per share for total cash proceeds of $100,000.

Effective July 28, 2008, an officer exercised options to purchase 87,000 shares of common stock at $1.00 per share. The officer elected the "cashless exercise" method for payment, under which he immediately surrendered 19,333 shares of common stock that he would have otherwise been entitled to receive. These shares were valued at $4.50 per share, for a total valuation of $87,000. The transaction resulted in a net increase of 67,667 common shares outstanding.

Effective October 12, 2008, a consultant exercised options to purchase 81,000 shares of restricted common stock at $1.00 per share for cash proceeds of $81,000. In addition, the consultant exercised options to purchase 19,000 shares using the "cashless exercise" method of payment, under which he immediately surrendered 7,063 shares of common stock that he would have otherwise been entitled to receive. The 7,063 shares were valued at $2.69 per share, for a total valuation of $19,000 and resulting in a net issuance of 11,937 shares. As a result of both transactions, common shares outstanding increased by 92,937 shares.

On December 5, 2008, the Company entered into a subscription agreement and a strategic alliance agreement with Hochschild Mining Holdings Limited (Hochschild). Under the terms of the subscription agreement, the Company sold 1,670,000 restricted shares of its common stock to Hochschild at $3.00 per share for total cash proceeds of $5,010,000. Under the terms of the strategic alliance agreement the Company granted Hochschild an option to purchase an additional 4,330,000 shares of its restricted common stock at a price of $3.00 per share for total cash proceeds of $12,990,000. The option was exercised on February 25, 2009. The strategic alliance agreement also contains a number of additional covenants between the parties.

On June 30, 2009, the Company entered into a subscription agreement with Hochschild to sell 5,000,000 shares of its restricted common stock at a price of $4.00 per share, or a total of $20,000,000. The transaction was completed in two tranches. Simultaneously with the execution of the subscription agreement, the Company sold 1,250,000 shares of common stock for gross proceeds of $5,000,000. The closing for the remaining 3,750,000 shares of common stock was held on July 20, 2009. The Company agreed to reserve $4,000,000 of the gross proceeds for exploration activities.

Effective October 2, 2009, a consultant exercised options to purchase 50,000 shares of restricted common stock at $3.68 per share for total cash proceeds of $184,000.

On December 17, 2009, the Company entered into a subscription agreement with Hochschild to sell 1,954,795 shares of restricted common stock at $8.185 per share for gross proceeds of $16,000,000. A portion of the proceeds will be used to continue the development of the mill and mine at the *El Aquila* project. The Company agreed to reserve $8,000,000 of the proceeds for underground mining expenses at the *La Arista* Vein.

During the year ended December 31, 2009, the Company issued 677,933 shares of common stock pursuant to the exercise of stock options by officers and directors. Two option-holders exercised 913,000 options using the "cashless exercise" method for payment, whereby each option-holder immediately surrendered shares of common stock that he would have otherwise been entitled to receive. In the aggregate, the option-holders exercised 913,000 options and immediately surrendered 235,067 shares of common stock, resulting in a net issuance of 677,933 shares of common stock. The Company received no cash proceeds in the transactions.

6. Stock Options

The Company has a non-qualified stock option and stock grant plan under which equity awards may be granted to key employees, directors and others (the "Plan"). The Plan is administered by the Board of Directors which determines the terms pursuant to which any option is granted. The maximum number of common shares subject to grant under the Plan is 6,000,000.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The option pricing model requires the input of subjective assumptions which are based on several different criteria. Expected volatility is based on the historical price volatility of the Company's common stock. Expected dividend yield is assumed to be nil, as the Company has not paid dividends since inception. Based on historical experience, forfeitures and cancellations are not significant. The expected life is estimated in accordance with Staff Accounting Bulletin No. 107, "Share-Based Payment" for plain vanilla options. Risk free interest rates are based on US government obligations with a term approximating the expected life of the option.

The fair value of stock option grants is amortized over the respective vesting period. Total non-cash compensation expense related to stock options included in general and administrative expense for the years ended December 31, 2009, 2008, and 2007 was $ 2,843,506, $1,956,806, and $99,482 respectively. The estimated unrecognized compensation cost from unvested options as of December 31, 2009 was approximately $614,588, which is expected to be recognized over the remaining vesting period of 2.4 years.

During the year ended December 31, 2007, the Company granted stock options to a public relations consultant to purchase 50,000 shares of common stock at an exercise price of $3.68 per share and a term of two years. The options vested upon issuance. The grant date fair value was calculated as $83,192 ($1.66 per option) using the following assumptions: expected life of two years, stock price of $3.68 at date of grant, dividend yield of 0%, interest rate of 4%, and volatility of 80%.

Effective February 22, 2008, grants covering 1,000,000 shares were issued to officers and directors at an exercise price of $3.40 and a term of ten years. The options vested upon issuance. The grant date fair value was calculated as $1,803,400 ($1.80 per option) using the following assumptions: expected life of five years, stock price of $3.40 at date of grant, dividend yield of 0%, interest rate of 2.1%, and volatility of 61%.

During the year ended December 31, 2008, the Company granted options to employees covering 270,000 shares of common stock at exercise prices ranging from $3.74 to $4.51 and terms of ten years. The options vest over a three year period. The grant date fair value was calculated as $637,434 ($2.36 per option) using the following assumptions: expected life of six years, stock price equal to exercise price at date of grant, dividend yield of 0%, interest rate of 3.38%, and volatility of 61%.

Effective January 9, 2008, the Company entered into an investor relations consulting services contract which included the issuance of options to purchase 50,000 shares of common stock at an exercise price of $4.45 and a term of eighteen months. The options vested upon issuance. The grant date fair value was calculated as $67,280 ($1.35 per option) using the following assumptions: expected life of eighteen months, stock price of $4.45 at date of grant, dividend yield of 0%, interest rate of 2.1%, and volatility of 61%.

Effective April 23, 2009, grants covering 1,000,000 shares were issued to officers and directors at an exercise price of $3.95 and a term of ten years. The options vested upon issuance. The grant date fair value was calculated as $2,575,000 ($2.575 per option) using the following assumptions: expected life of five years, stock price of $3.95 at date of grant, dividend yield of 0%, interest rate of 1.9%, and volatility of 81%.

Effective September 23, 2009, grants covering 75,000 shares of common stock were issued to an employee at an exercise price of $7.00 and a term of ten years. The options vest over a three year period. The grant date fair value was calculated as $331,787 ($4.423 per option) using the following assumptions: expected life of five years, stock price of $7.00 at date of grant, dividend yield of 0%, interest rate of 1.5%, and volatility of 78%.

The weighted average grant date fair value of options granted was $2.70 per option during 2009 and $1.90 per option during 2008. The weighted average grant date fair value of options vested was $2.56 per option during 2009 and $1.78 per option during 2008.

The following table summarizes annual activity for all stock options for each of the three years ended December 31, 2009:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Exercisable Shares
Outstanding, January 1, 2007	2,600,000	$0.60	$ 3,130,000	2,550,000
Granted	50,000	$3.68	--	--
Outstanding, December 31, 2007	2,650,000	$0.65	$10,058,500	2,650,000
Granted	1,320,000	$3.54	--	--
Exercised	(287,000)	$1.00	$ 717,500	--
Outstanding, December 31, 2008	3,683,000	$1.66	$ 6,932,500	3,413,000
Granted	1,075,000	$4.16	--	--
Exercised	(963,000)	$1.14	$ 2,901,456	--
Expired	(50,000)	$4.45	--	--
Outstanding, December 31, 2009	3,745,000	$2.48	$32,850,250	3,500,000

The following table summarizes information about outstanding stock options as of December 31, 2009:

Exercise Prices	Number of Shares	Options Outstanding Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Options Exercisable Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.25	1,400,000	4.0	$0.25	1,400,000	$0.25	$15,400,000
$3.40	1,000,000	8.2	$3.40	1,000,000	$3.40	$7,850,000
$3.74 -$4.51	270,000	8.6	$3.91	100,000	$3.91	$727,900
$3.95	1,000,000	9.3	$3.95	1,000,000	$3.95	$7,300,000
$7.00	75,000	9.7	$7.00	--		--
	3,745,000		$2.48	3,500,000	$2.20	$31,277,900

7. Asset Retirement Obligations

During the year ended December 31, 2009, the Company incurred an obligation for its *El Aguila* project which includes estimated reclamation, remediation and closure costs based on local government requirements. The estimated present value of the obligation is $1,991,987, all of which was charged to operations. There were no other liability additions, liability settlements, revision in estimated cash flows or accretion expense for the current period.

8. Commitments and Contingencies

The Company leases office space in Denver, Colorado under an agreement that expires in April 2010. Required payments approximate $2,500 per month. Remaining minimum lease obligations for future calendar years will be $10,000 in 2010. Rent expense for 2009, 2008, and 2007 was $34,800, $29,900 and $27,000, respectively.

Effective January 1, 2008, the Company entered into amended employment agreements with William W. Reid, President and Chief Executive Officer, and David C. Reid, Vice President. The employment agreements have a three year term and increase William Reid's base salary to $300,000 annually and increase David Reid's base salary to $212,000 annually. In addition, the period for severance payments under certain circumstances was increased to 35 months. The Company also executed a formal written employment agreement with Jason D. Reid, who will serve as Vice President of Corporate Development for a three year term at an annual base salary of $150,000. The employment agreements all provide that the officers are each eligible to receive incentive compensation such as stock options or bonuses solely in the discretion of the Board of Directors. Each officer is entitled to certain payments in the event his employment is terminated under certain circumstances. If the Company terminates the agreement "without cause," or the officer terminates the agreement "with good reason," the Company would be obligated to pay 35 months of compensation in accordance with its regular pay periods. Termination of the employment contract by an officer "with good reason" includes a change in control.

9. Related Party Transactions

The Company has certain contractual agreements with Jose Perez Reynoso, a shareholder of the Company. Mr. Reynoso served as the general manager of the Company's Mexico operations on a consulting basis and was paid $162,500, $140,000, and $113,000, for the years ended December 31, 2009, 2008, and 2007, respectively. In addition, the Company leased three mining concessions from Mr. Reynoso, *El Aguila*, *El Aire*, and *La Tehuana*. The lease required advance royalty payments of $260,000, all of which have been paid, and will require a 4% net smelter return royalty when production is sold in the form of gold/silver doré and 5% for production sold in concentrate form. Mr. Reynoso is also a part owner in an entity from which the Company leased its interest in the Solaga property.

10. Subsequent Events

On March 8, 2010 the Company completed a sale of stock pursuant to a subscription agreement with Hochschild for 600,000 restricted shares of the Company's common stock at $8.62 per share for total cash proceeds of $5,172,000.

STOCK PERFORMANCE

PERFORMANCE GRAPH



$700.00
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
2006
2007
2008
2009
Fiscal Year Ending December 31
Gold Resource Corporation**
NYSE Arca Gold Bugs
NYSE Amex Composite Index

	Total Cumulative Return*			
	2006	2007	2008	2009
Gold Resource Corporation**	$100.00	$247.22	$194.44	$625.00
NYSE Arca Gold Bugs	$100.00	$121.03	$89.41	$127.10
NYSE Amex Composite Index	$100.00	$117.17	$67.96	$88.74

* Assumes $100 invested on 12/31/06 in stock or index, including reinvestment of dividends

** Completed IPO in August 2006

Share information as of September 15, 2010:

Closing price per share: $18.38

Exchange: NYSE Amex: GORO

Shares Outstanding: 49,523,303

Shareholders of Record: ~75

2010 Special Cash Dividends Per Share:	July 29	August 30
	$0.03	$0.03

Market Price of Common Stock
(Quoted on OTC Bulletin Board)

2010	1st Qtr	2nd Qtr.	3rd Qrt.	4th Qtr.
Low Bid	$9.50	$9.50		
High Bid	$11.52	$12.99		

2009	1st Qtr	2nd Qtr.	3rd Qrt.	4th Qtr.
Low Bid	$3.15	$3.85	$4.13	$7.00
High Bid	$5.75	$5.45	$7.47	$11.15

2008	1st Qtr	2nd Qtr.	3rd Qrt.	4th Qtr.
Low Bid	$3.27	$4.28	$2.36	$2.00
High Bid	$4.70	$6.09	$5.65	$3.88

CORPORATE INFORMATION

Directors & Management

William (Bill) W. Reid
CEO and Director

Jason Reid
President

David Reid
Vice President of Exploration and Director

Frank (Monty) L. Jennings
Chief Financial Officer
Financial Consultant

Bill M. Conrad
Independent Director
CFO/Director of MCM Capital

Isac Burstein
Independent Director
Corporate Manager of Business Development for Hochschild Mining plc

Tor Falck
Independent Director
Director of Blackstone Ventures Inc.

U.S. Office

2886 Carriage Manor Point
Colorado Springs, CO 80906
303-320-7708 (Office)
303-320-7835 (Fax)

Mexico Office

Macedonio Alcala, N201-105
Col. Centro, c.p. 6800
Oaxaca, Oaxaca, Mexico
011-52-951-516-8258

Transfer Agent

Corporate Stock Transfer
Denver, CO
303-282-4800

Auditors

StarkSchenkein, LLP
Denver, CO
303-694-6700

Legal Counsel

Dufford & Brown, P.C.
Denver, CO
303-861-8013

The Company will provide at no charge a copy of our report on Form 10-K upon request. Please direct such request in writing to Greg Patterson at 2886 Carriage Manor Point Colorado Springs, CO 80906.

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SUPERIOR

Engineered To Maximize Shareholder Value

Gold Resource Corporation 2010 Annual Report


GOLD RESOURCE CORPORATION
NYSE AMEX: GORO

U.S. Office
2886 Carriage Manor Point
Colorado Springs, CO 80906
303-320-7708 (Office)
303-320-7835 (Fax)

Mexico Office
Macedonio Alcala, N 201-105
Col. Centro, c.p. 6800
Oaxaca, Oaxaca, Mexico
011-52-951-516-8258